NEWS RELEASE

Alderon Confirms Iron at Mills Lake with 30% Iron Over 193 Meters

January 20th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce assay results from the completed 2010 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.   These results are from the southern portion of the project, known as the Mills Lake Zone.

All 15 drill holes at Mills Lake intersected iron mineralization and collectively demonstrated that the Mills Lake deposit is larger and thicker than initially expected.  Highlights from Mills Lake drilling include:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-73	179.0	298.0	119.0	31.2
K-10-77	90.3	177.2	86.9	30.9
K-10-80	39.4	177.9	138.5	30.6
K-10-82	106.5	206.2	99.7	31.4
K-10-85	189.6	270.7	81.1	31.5
K-10-94A	113.3	256.5	143.2	31.5
K-10-95	40.7	123.5	82.8	30.3
K-10-97	154	346.9	192.9	30.5

The Mills Lake Zone has been defined along strike for 1,200 meters (m) and to a depth of 370m.  This zone will be part of the initial National Instrument 43-101 (“NI 43-101”) resource estimate expected in early March 2011.  The goal for the initial resource is to delineate 400 — 500 million tonnes at a grade between 28-32% iron ore.  Watts, Griffis and McOuat Limited (“WGM”) has been commissioned to provide this resource estimate and has already completed the required site visits and sampling program.  The potential tonnage and grade are conceptual in nature and it is uncertain if further exploration will delineate a mineral resource.

“It’s exciting to have our expectations exceeded in terms of thickness at Mills Lake and be able to add this zone to our upcoming resource estimate,” says Matt Simpson, Chief Operating Officer of Alderon

Complete assay highlights with drill plan maps and sections are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 60% and 94% of the core interval as reported.  All samples were prepared from sawn NQ-sized half-core sections on site in Labrador.  Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

This news release may contain forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. We do not assume any obligation to update any forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.